UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note:  Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

IKB Deutsche Industriebank Aktiengesellschaft
(Name of Subject Company)

Not applicable
(Translation of Subject Company’s Name into English (if applicable)

Germany
(Jurisdiction of Subject Company’s Incorporation or Organization)

IKB Deutsche Industriebank Aktiengesellschaft
(Name of Person(s) Furnishing Form)

€400,000,000 Noncumulative Trust Preferred Securities
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable)

Marco Witting
IKB Deutsche Industriebank Aktiengesellschaft
Wilhelm-Bötzkes-Str. 1
40474 Düsseldorf
Germany
Telephone: +49-211-8221-0

Copies to:

Richard Alsop
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY, 10022
United States of America
Telephone: +1-212-848-4000

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 1, 2017
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents

(a)	The following documents are attached hereto as exhibits to this form:

Exhibit No.	Description of Exhibit

99.1	Merger Proposal Memorandum dated June 1, 2017
99.2	Press Release dated June 1, 2017

Item 2. Informational Legends

The required legends have been included in prominent portions of Exhibit 99.1 referred to in Part I.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	The following documents are attached hereto as exhibits to this form:

Exhibit No.	Description of Exhibit

99.3	Power of Attorney dated May 26, 2017

PART III - CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent and power of attorney on Form F-X are being filed concurrently with the Commission on June 2, 2017.

(2)	Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IKB DEUTSCHE INDUSTRIEBANK AKTIENGESELLSCHAFT

By:	/s/ Marco Witting
Name:	Marco Witting
Title:	Attorney-in-Fact
Date:	June 2, 2017